Auditors' Report

To the Directors of
Lundin Mining Corporation

We have audited the consolidated balance sheet of Lundin Mining Corporation as at December 31, 2005 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2004 and for the year then ended, prior to the change in reporting currency as described in Note 2(b), were audited by other auditors, who expressed an opinion without reservation on those statements, in their report dated March 23, 2005. We have audited the translation of the December 31, 2004 financial statements and in our opinion, such translation, in all material respects, is appropriate and has been properly applied.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Ontario
February 14, 2006 (except as to Note 9 which is as of March 1, 2006 and Note 17 which is as of October 12, 2006)

Auditors' Report

To the Directors of Lundin Mining Corporation

We have audited the consolidated balance sheet of Lundin Mining Corporation as at December 31, 2004 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
March 23, 2005 (except as to Note 17 which is as of October 12, 2006)

Lundin Mining Corporation
CONSOLIDATED BALANCE SHEETS
As at December 31			2004
Thousands of US dollars	Notes	2005	(Restated Note 2)
ASSETS
Current assets
Cash		$74,409	$86,680
Accounts receivable		20,231	17,009
Investments	4	-	22,776
Inventories	5	9,609	4,605
Prepaid expenses		1,340	636
		105,589	131,706

Long term receivables		5,121	583
Investments	4	3,349	-
Properties, plant and equipment	6	288,217	187,184
Future income tax assets	11	2,753	5,474
Deferred financing costs		1,785	2,227
		301,225	195,468
		$406,814	$327,174
LIABILITIES
Current liabilities
Accounts payable		$10,453	$9,486
Accrued expenses		7,723	6,528
Other accrued liabilities		7,646	1,247
Due to related parties	12(a)	-	8
Income taxes payable		13,434	3,020
Current portion of deferred revenue	7	2,509	2,892
		41,765	23,181

Capital lease obligation		1,547	-
Deferred revenue	7	55,667	69,423
Provisions for pensions	8	12,111	13,334
Asset retirement obligations and other provisions	9	16,093	11,137
Future income tax liabilities	11	34,488	37,978
		119,906	131,872

NON-CONTROLLING INTEREST		627	5,773

SHAREHOLDERS' EQUITY
Share capital	10	243,305	170,278
Contributed surplus		1,357	855
Retained earnings (deficit)		25,253	(4,710)
Cumulative translation adjustments		(25,399)	(75)
		244,516	166,348

		$406,814	$327,174

Commitments and contingencies (Notes 7, 9 and 15)
The accompanying notes are an integral parts of these consolidated financial statements.

Approved by the Board:

/s/ Karl-Axel Waplan	/s/ Lukas H. Lundin
Director	Director

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
Thousands of US dollars			2004
(except per share amounts)	Notes	2005	(Restated Note 2)
Sales		$192,073	$39,922

Cost of sales		(150,709)	(28,671)

Gross margin		41,364	11,251
Expenses
General exploration and project investigation		(7,146)	(2,762)
Selling, general and administration		(8,976)	(4,818)
Stock based compensation		(1,887)	(452)
		(18,009)	(8,032)
Other income/expenses
Interest income		1,465	412
Interest and bank charges		(511)	(84)
Foreign exchange gains		4,041	404
Unrealized loss on copper and lead hedges	14(a)	(2,095)	-
		2,900	732
Income before the undernoted		26,255	3,951
Gain on sale of investments	7	17,810	671
Equity in income of NAN		-	1,325
Income before income taxes and non-controlling interest		44,065	5,947
Income taxes	11	(13,291)	(1,183)
Non-controlling interest		(811)	-
Net income for the year		$29,963	$4,764

Deficit beginning of the year		$(4,710)	$(9,474)
Net income for the year		29,963	4,764
Retained earnings (deficit) end of the year		$25,253	$(4,710)

Basic earnings per share		$0.78	$0.21
Diluted earnings per share		$0.78	$0.21
Basic weighted average number of shares outstanding		38,416,486	22,160,451
Diluted weighted average number of shares outstanding	10(c)	38,658,521	22,432,326

The accompanying notes are an integral parts of these consolidated financial statements.

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

				Cumulative
		Contributed	Retained	translation
Thousands of US dollars	Share capital	surplus	earnings	adjustments	Total

As at December 31, 2003	$20,906	$ 738	$(9,474)	$89	$12,259

Exercise of stock options and warrants	2,011	–	–	–	2,011

Transfer of contributed surplus on exercise of stock options	335	(335)	–	–	–

Stock-based compensation	–	452	–	–	452

New share issues	147,026	–	–	–	147,026

Translation adjustments	–	–	–	(164)	(164)

Net income	–	–	4,764	–	4,764

As at December 31, 2004	$170,278	$855	$(4,710)	$(75)	$166,348

Exercise of stock options	1,365	–	–	–	1,365

Transfer of contributed surplus on exercise of stock options	588	(588)	–	–	–

New share issues	71,074	–	–	–	71,074

Stock-based compensation	–	1,090	–	–	1,090

Translation adjustments	–	–	–	(25,324)	(25,324)

Net income	–	–	29,963	–	29,963

As at December 31, 2005	$243,305	$1,357	$25,253	$(25,399)	$244,516

The accompanying notes are an integral parts of these consolidated financial statements.

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CASH FLOW
For the years ended December 31,
			2004
Thousands of US dollars	Notes	2005	(restated Note 2)
Cash flow from operating activities
Net income for the year		$29,963	$4,764
Add/(deduct) non-cash items
Amortization of deferred revenue	7	(3,083)	(429)
Depreciation and amortization		51,999	9,004
Stock based compensation		1,090	452
Gain on asset dispositions		(17,810)	(671)
Equity in income of NAN		-	(1,325)
Future income taxes		(769)	15
Provision for pensions and other		902	(235)
Net changes in non-cash working capital items		4,373	609
Total cash-flow from operating activities		66,665	12,184
Cash flow from financing activities
Common shares issued		1,365	113,167
Deferred revenue	7	-	50,028
Financing costs		-	(2,160)
Due to related parties		-	(775)
Repayment of debt		(40,514)	-
Proceeds from loan facility		23,018	-
Total cash flow from (used in) financing activities		(16,131)	160,260
Cash flow for investing activities
Acquisition of subsidiaries, net of cash acquired	3	(70,849)	(92,943)
Mining properties and related expenditures		(17,957)	(4,946)
Securities held as fixed assets		(4,294)	-
Repayment of loan receivable from NAN		-	711
Proceeds on asset dispositions	7	37,080	941
Total cash flow used in investing activities		(56,020)	(96,237)
Impact of foreign exchange on cash balances		(6,785)	3,523
Increase/(decrease) in cash		(12,271)	79,730
Cash, beginning of year		86,680	6,950
Cash, end of year		$74,409	$86,680
Supplementary information regarding non-cash transactions
FINANCING AND INVESTING ACTIVITIES
Investments in Silver Wheaton received as proceeds from deferred revenue		$-	$21,207
Common shares issued for acquisition of NAN/Arcon		71,074	18,693
Equipment acquired through capital lease		1,547	-
Common shares issued for mineral property acquisition		-	541
Common shares issued for acquisition expenses		-	1,131
		$72,621	$41,572
OTHER SUPPLEMENTARY INFORMATION
Interest paid		$417	$84
Taxes paid		$3,219	$-

The accompanying notes are an integral parts of these consolidated financial statements.

LUNDIN MINING CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in US Dollars unless otherwise indicated)

1. Description of business

The Company has interests in base metal, silver and gold properties located in Sweden and in Ireland. The main assets of the company are the Zinkgruvan mine, located about 200 kilometres southwest of Stockholm, Sweden and the Galmoy zinc/lead mine in Ireland. Lundin Mining also owns the Storliden zinc/copper mine in the Skellefte District of northern Sweden. In addition to the three mines, Lundin Mining holds exploration permits covering substantial areas in Sweden as well as in Ireland. Lundin Mining also holds about 19.9% of the shares of Union Resources – which controls 38% of the , Mehdiabad zinc/lead deposit, in central Iran.

2. Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") that require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

As described in Note 17, Canadian GAAP differ in certain material respects from those that the Company would have followed had the consolidated financial statements been prepared in accordance with United States GAAP.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the recoverability of accounts receivable, the proven and probable ore reserves, the estimated net realizable value of inventories, the composition of future income tax assets and future income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mineral properties, plant and equipment, the anticipated costs of asset retirement obligations including the reclamation of mine sites and the provision for pensions.

The significant accounting policies used in these consolidated financial statements are as follows:

(a)    Basis of consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and 97.5% in its partially-owned subsidiary, North Atlantic Natural Resources AB. All significant inter-company balances and transactions have been eliminated upon consolidation. Investments, over which the Company has the ability to exercise significant influence, are accounted for by the equity metod. Under this method, the Company includes in its statements of operations its share of the net earnings or losses of equity investees. Other investments, not subject to significant influence are accounted for at cost.

(b)    Translation of foreign currencies

Effective April 1, 2005, the reporting currency of Lundin Mining was changed from the Canadian to the US dollar. The board and management of Lundin Mining reassessed which currency was most suitable to its financial statement users. Based on the circumstance that most of the sales of the Lundin Mining Group (the "Group") are denominated in U.S. dollars and that most of the assets owned by the Group are valued in U.S. dollars, a decision was taken by the board to change the reporting currency from the Canadian dollar to the U.S. dollar.

As a consequence, the financial statements for all years presented have been translated into the new reporting currency using the current rate method. Under this method, the statement of operations and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of the year. All resulting exchange differences are reported as a separate component of shareholders' equity. The Company has also reassessed the measurement currencies of its corporate offices and its mining operations.

Lundin Mining AB and Zinkgruvan Mining AB ("Zinkgruvan") had previously used the Canadian dollar as their measurement currency and had been considered integrated foreign operations. These entities had been accounted for using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.

Following the establishment of an executive office in Stockholm, Sweden, in April 2005, the Company decided that Zinkgruvan and Lundin Mining AB would use the Swedish Krona (SEK) as their measurement currency. ARCON will continue to use the Euro as its measurement currency and the measurement currency of Lundin Mining will continue to be the Canadian dollar.

North Atlantic Natural Resources AB ("NAN") has been considered a self-sustaining foreign operation, used the Swedish Krona as its measurement currency, and has been accounted for by using the current rate method.

The change in measurement currencies has been applied starting April 1, 2005.

(c)    Investments Short term investments are carried at the lower of cost and quoted market value.

(d)    Inventories

Materials and supplies have been valued at weighted average cost less allowances for obsolescence. Ore stockpile and concentrate stockpile inventories have been valued at the lower of production cost and net realizable value. Production costs include mining costs, milling costs, service on ground, direct labour and mine-site overhead expenses.

(e)    Mineral properties, plant and equipment

Mineral properties, plant and equipment are carried at cost (including development and preproduction costs), less accumulated depletion and depreciation and including provisions for impairment. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case, subsequent exploration costs are capitalized.

Depletion of each mineral property is provided on a unit-of-production basis over the economic life of the property. Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Years
6
Buildings, mine-site	Life of mine
Buildings, other	20 - 50
Plant and machinery	5 - 20
Equipment	5

The Company reviews the carrying values of its mineral properties, plant and equipment whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable.

(f)     Derivatives

(i)    The Company uses financial instruments to manage its exposure to commodity prices. The Company applies the Canadian Institute of Chartered Accountants AcG-13, Hedging Relationships, relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting.

Where the Company has formally documented the relationship between the derivatives and hedged items, the risk management objective and strategy for using each derivative, and linking all derivatives to specific commitments or forecasted transactions, hedge accounting is applied. The Company would recognize revenue on its sales contracts when the designated production is delivered to meet the contracted commitment.

Where the Company has not met the specific documentation standards, the derivatives are marked-to market with the resulting gain or loss recorded in the statement of operations.

(ii)   The Company received an upfront payment in relation to the Silver Wheaton agreement (Note 7). In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of a normal sales contract. Accordingly we have elected to account for our silver sales contract as "normal sales contract" with the result that the principles of AcG-13 are not applied to them. Instead we apply revenue recognition accounting principles. Deferred revenue will be recognized as sales on delivery of the silver. Arrangement fees for the Silver Wheaton agreement shown as deferred financing costs will be amortized to operations on the same basis as the deferred revenue.

(g)    Provision for pensions

Zinkgruvan has a defined benefit pension plan, which is unfunded. The cost of the defined benefit pension plan is determined periodically by independent actuaries. The actuarial valuation is based on the projected benefit method pro rated on service (which incorporates management's best estimate of future salary levels, retirement ages of employees and other actuarial factors). For each year actuarial gains and losses, i.e. unbudgeted changes in the value of the pension commitment, are calculated. Accumulated actuarial gains and losses are amortized over the estimated remaining period of services.

(h)    Asset retirement obligations

The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has estimated the future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations, and changes in estimated discount rate. These estimates are reviewed annually.

The Company records a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its mining properties described above.

This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability. An equivalent amount is recorded as an increase to mining interests and expensed as depreciation and depletion over the useful life of the property. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for reclamation and closure cost obligations, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset.

(i)     Revenue recognition

Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collection is reasonably assured.

(j)     Stock-based compensation

The Company has a stock option plan which is described in Note 10 (b). The Company accounts for its grant of options under the plan using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of stock options at the date of grant, determined using the Black-Scholes option pricing model, is amortized to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(k)    Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences"). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(l)     Earnings per share

The basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. In calculating diluted earnings per share, the treasury stock method is used for the purpose of determining the common share equivalents with respect to outstanding stock options and warrants to be included in the weighted average number of common shares outstanding, if dilutive. In applying the treasury-stock method, the assumed proceeds upon the exercise of outstanding stock options and warrants is used to purchase common shares at the average market price during the year.

(m)    Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. Acquisitions

(a)    Zinkgruvan Mine

The Company acquired, on June 2, 2004, a 100 percent interest in North Mining Svenska AB ("NMS") and a 100 percent indirect interest in Zinkgruvan Mining AB ("ZM") from Rio Tinto Plc ("Rio Tinto"). This 100% interest comprised all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto. ZM owns the Zinkgruvan mine. The purchase price for NMS and ZM was $100 million in cash plus payments of Swedish krona 39.7 million for working capital and a $1 million non-refundable deposit. In addition, the Company was required to pay Rio Tinto a maximum of $5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. The performance of lead and silver prices from the date of acquisition resulted in an additional payment of $5.0 million. No additional payments are therefore required.

The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of CAD $8 per common share for net proceeds of approximately CAD $152 million (US $127 million).

The acquisition has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Cash paid	$111,336,000
Acquisition expenses paid by issue of shares	1,131,000
Acquisition expenses paid in cash	1,493,000
$113,960,000
Net assets acquired:
Cash	$10,713,000
Other working capital, net	1,853,000
Mining properties	133,155,000
Properties, plant and equipment	16,155,000
Future income tax assets	4,752,000
Long-term receivables	532,000
Future income tax liabilities	(31,181,000)
Provision for pensions	(11,936,000)
Other provisions	(10,083,000)
$113,960,000

(b)    North Atlantic Natural Resources AB ("NAN")

On December 30, 2004 the Company acquired all of Boliden Mineral AB's ("Boliden's") 11,537,000 shares in NAN, representing 36.9% of the outstanding shares and votes. The consideration for all of Boliden's NAN shares amounts to 2,176,800 newly issued Lundin Mining shares. Applying the market price on the Toronto Stock Exchange for Lundin Mining's shares of CAD $10.40 (SEK 56.32), the total consideration for all of Boliden's NAN shares was CAD $23 million (approximately $18.7 million).

Prior to the acquisition of Boliden's NAN shares, Lundin Mining held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the shares and votes. A public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules was made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin Mining, now holds 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. As consideration for the 23.6% the Company issued an additional 1,383,321 common shares at a price of CAD$ 13.25 (US$ 10.65) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

The acquisition of 36.9% of the outstanding shares from Boliden Mineral AB and 23.6% of the outstanding shares pursuant to the Offer to the remaining shareholders have been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Consideration paid with new shares	$33,420,000
Acquisition expenses paid in cash	2,476,000
$35,896,000
Net assets acquired:
Cash	$5,195,000
Other working capital, net	2,822,000
Mining properties	42,078,000
Property, plant and equipment	198,000
Future income tax liabilities	(6,183,000)
Other provisions	(300,000)
$43,810,000
Less:
Non-controlling interest	$(483,000)
Carrying value of prior investment in
NAN	(7,431,000)
$35,896,000

(c)    ARCON International Resources Plc

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies.

Lundin Mining offered (the "Merger Offer") to acquire all of the issued and to be issued ARCON shares on the following basis: $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON Shares.

The cash component represented a value of approximately $65.3 million and the share component represented a value of approximately $56.3 million. The combined value of the offer was $121.6 million. As consideration for the share component, the Company issued an additional 5,621,239 common shares at a price of CAD$ 12.53 (US$ 10.02) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. ARCON was consolidated in the financial statements of Lundin Mining as of May 1, 2005.

The acquisition of ARCON has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Cash paid	$65,277,000
Consideration paid with new shares	56,347,000
Acquisition expenses paid in cash	5,347,000
$126,971,000
Net assets acquired:
Cash	$2,251,000
Other working capital, net	(15,030,000)
Mining properties	135,657,000
Plant and equipment	17,773,000
Other long-term receivables	3,930,000
Other long-term liabilities	(9,492,000)
Other provisions	(8,118,000)
$126,971,000

4. Investments

Investments comprise of the following:

Short term

(in thousands)	2005	2004

Silver Wheaton Corp. – 6 million shares and 30 million share purchase warrants.(Note 7)	$-	$22,776

Long term

(in thousands)	2005	2004

Union Resources Ltd. – 151 million shares and 151 million share purchase warrants with a total market value at December 31, 2005 of $9.2 million.	$3,349	$-

5. Inventories

Inventories comprise of the following:

(in thousands)	2005	2004
Ore stock piles	$2,021	$1,828
Concentrate stock piles	3,982	439
Materials and supplies	3,606	2,338
	$9,609	$4,605

6. Properties, plant and equipment

		Depreciation/	Dec 31, 2005		Depreciation/	Dec 31, 2004
		depletion per	Net Book		depletion per	Net Book
(in thousands)	Cost	Note 2	Value	Cost	Note 2	Value
Mineral properties	$307,317	$50,492	$256,825	$177,421	$7,698	$169,723
Plant and equipment	39,652	8,260	31,392	19,433	1,972	17,461
	$346,969	$58,752	$288,217	$196,854	$9,670	$187,184

The net book value of assets under capital lease amounts to $1,138,000 (Nil) for 2005 and 2004 respectively.

7. Deferred revenue

On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corp. ("Silver Wheaton") whereby the Company agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $50 million (CAD$60.589 million), 6 million (post-consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $22.776 million, plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.

During the third quarter of 2005 Zinkgruvan sold the 6,000,000 shares for net proceeds of approximately $25.2 million. The sale of the shares resulted in a realized profit before taxes of approximately $11.2 million, which was recognized during the third quarter.

During the fourth quarter, Zinkgruvan also sold the warrants for net proceeds of approximately $11.9 million and a profit before tax of approximately $6.6 million.

The Company has agreed to deliver all silver produced from Zinkgruvan over the life of mine with a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period. If at the end of the 25-year period, the Company has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

8. Provision for pensions

The Company has calculated its liability relating to the defined benefit plan of ZM using the Projected Unit Credit Method. Actuarial assumptions used to determine benefit obligations at December 31, 2005 and 2004 were as follows:

	2005	2004
Discount rate	5.00%	5.50%
Rate of salary increase	3.00%	2.50%
Long-term rate of inflation	3.00%	2.00%

Information about Zinkgruvan's defined benefit and other retirement plans as at December 31, 2005 and 2004 is as follows:

	2005	2004
Accrued benefit obligation:	(In thousands)	(In thousands)
Balance beginning of year/Balance assumed by the Company (Note 3(a))	$11,598	$11,936
Current service costs	537	271
Interest costs	533	319
Actuarial losses	862	1,021
Benefits paid	(425)	(236)
Foreign exchange adjustment	(377)	(1,713)
Balance end of year	$12,728	$11,598

Unrecognized actuarial gains	(862)	(1,021)
Accrued benefit liability	$11,866	$10,577
Provision for indirect taxes on non-vested pension obligations	237	2,196
Pension obligations covered by insurance policies	8	561
Total provision for pension obligations	$12,111	$13,334

The defined benefit plan is unfunded and, accordingly, there are no plan assets and the Company made no contributions to the plan. The Company's pension expense related to the defined benefit plan is as follows:

Current service costs	$537	$271
Interest costs	533	319
Indirect taxes	252	142
Pension expense	$1,322	$732

In addition, the Company recorded pension expense of $1,498,000 and $610,000 for the years ended December 31, 2005 and 2004, respectively, relating to defined contribution plans.

9. Asset retirement obligations and other provisions

Consist of the Company's asset retirement obligations and other provisions relating to the operations of Zinkgruvan, NAN and ARCON, as follows:

(in thousands)	2005	2004
Asset retirement obligation
Balance, beginning of year	$11,137	$-
Increase in obligations for
Amounts arising on acquisition of mineral property interests (Notes 3(a), (b) and (c))	6,186	11,398
Re-valuation of reclamation liability	76	(180)
Foreign exchange adjustment	(1,732)	(81)
Balance, end of year	$15,667	$11,137
Other provisions	426	-
Balance, end of year	$16,093	$11,137

Zinkgruvan Mining's environmental consultants have presented a revised report on the estimated closure costs of the tailings facility. The closure plan, for the tailings facility, indicates a final closure cost of approximately SEK 10 million ($1.3 million). The revised closure plan was presented to the Environmental Court on March 1, 2006, and a final decision is expected during the first half of 2006. Until a final decision from the Environmental Court has been received the Company has retained its original accrual of SEK 65 million ($8.2 million). The original accrual of SEK 65 million has been fully amortized in the consolidated statement of operations.

The liability for reclamation and closure cost obligations for ARCON at December 31, 2005 is $6.1 million. The undiscounted value of this liability is $9.5 million. An inflation rate assumption of 2.5% has been used. The asset retirement obligation has been determined using a discount rate of 8%.

NAN have estimated the liability for reclamation and closure cost at December 31, 2005 to $0.4 million. The amount originally recorded to mining interests is fully amortized.

Other provisions, $426,000 are related to obligations to land owners close to the existing mining operations regarding future rights in exploration.

10. Share capital

(a)    The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

		Amount
	Number of shares	(in thousands)
Common shares issued and outstanding:
Balance as at December 31, 2003	9,776,457	$ 20,906
Equity financing, net of financing expenses (Note 3(a))	20,000,000	126,661
Shares issued for acquisition expense (Note 3(a))	171,300	1,131
Shares issued to acquire a mineral property	187,214	541
Purchase of NAN (Note 3 (b))	2,176,800	18,693
Stock options exercised	380,000	659
Warrants exercised	727,500	1,352
Transfer of contributed surplus on exercise of stock options	-	335
Balance as at December 31, 2004	33,419,271	170,278
Stock options exercised	270,000	1,365
Purchase of NAN (Note 3(b))	1,383,321	14,727
Purchase of Arcon (Note 3(c)	5,621,239	56,347
Transfer of contributed surplus on exercise of options	-	588
Balance as at December 31, 2005	40,693,831	$ 243,305

(b)    Stock options

The Company has a stock option plan (the "Plan") in which 3 million common shares were made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The number of common shares reserved under the Plan was based on 10 percent of the issued and outstanding share capital of the Company. The term of any option granted under the Plan will be fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 5 percent of the Company's outstanding issued shares. There is no vesting period but a four months lock up period from the date of grant.

The continuity of incentive stock options issued and outstanding during 2005 and 2004 is as follows:

		2005		2004
		Weighted		Weighted
		average		average
	Number	exercise price	Number of	exercise price
	of options	(CAD $)	options	(CAD $)
Outstanding at beginning of year	372,500	$6.41	585,000	$3.14
Granted	565,000	$12.00	167,500	$8.05
Exercised	(270,000)	$5.98	(380,000)	$2.10
Outstanding at end of year	667,500	$11.29	372,500	$6.41

As at December 31, 2005, 100,000 options exercisable at CAD$7.75 each expire on July 8, 2006, 12,500 options, exercisable at CAD$8.50 expire on October 5, 2006, 290,000 options, exercisable at CAD$11.50 expire on April 12, 2007, 85,000 options, exercisable at CAD$12.27 expire on August 8, 2007, and 180,000 options, exercisable at CAD$12.65 expire on November 8, 2007.

The Company recorded stock-based compensation expenses of $1,887,000 in operations for the year ended December 31, 2005, using the fair value method of accounting.

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2005 and 2004 was CAD$2.16 and CAD$3.51, respectively. The fair values of these options were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2005	2004
Average risk-free interest rate	3.0%	3.1%
Expected life	2 years	2 years
Expected volatility	30%	78%
Expected dividends	Nil	Nil

(c)    Diluted earnings per share

(in thousands except per share amounts)	2005	2004
Earnings available to common shareholders	$29,963	$4,764
Divided by:
Weighted average shares outstanding (000's)	38,416	22,160
Effect of dilutive securities:
Employee stock options	243	272
Adjusted weighted average shares and assumed conversions	38,659	22,432
Basic earnings per share	$0.78	$0.21
Diluted earnings per share	$0.78	$0.21

The calculation of the diluted earnings per share for the years ended December 31, 2005 and 2004 excluded the dilutive effect of nil options and 67,500 options, respectively, as they were antidilutive.

11. Income taxes

The split between current and future taxes are as follows:

(in thousands)	2005	2004

Current income tax	$14,060	$1,168
Future tax	$(769)	$15

Income tax expense	$13,291	$1,183

The reconciliation of income taxes computed at the Canadian statutory tax rates to the Company's income tax expense for the years ended December 31, 2005 and 2004 is as follows:

(in thousands)	2005	2004
Combined basic federal and provincial rates	35.6%	35.6%

Income tax expense based on statutory income tax rates	$15,687	$2,117

Increase (decrease) in income taxes resulting from:
Difference between Canadian statutory tax rates and
foreign tax rates	(2,972)	(267)
Tax benefits recognized on prior year losses	(3,882)	(335)
Tax benefits not recognized on current year gains/losses	3,410	-
Non-taxable income	-	(374)
Other	1,048	42
Income tax expense	$13,291	$1,183

Temporary differences and loss carry-forwards which give rise to future income tax assets and liabilities as at December 31, 2005 and 2004 are as follows:

(in thousands)	2005	2004
Future income tax assets:
Mineral properties	$-	$505
Canadian tax loss carry forwards	3,591	1,164
Swedish tax loss carry forwards	-	2,325
Irish tax loss carry forwards	32,719	-
Provisions for pensions	3,180	3,149
Other provisions	1,624	-
	41,114	7,143
Valuation allowance	(5,642)	(1,669)
Net future income tax assets	35,472	5,474
Future income tax liabilities:
Tax-allocation reserve	5,746	3,104
Mining properties	61,461	34,874
Future income tax liabilities	$67,207	$37,978
Net future income tax liability	$31,735	$32,504

After taking into account the right of offset these balances are presented as:

Net future tax asset	$2,753	$5,474
Net future tax liability	$34,488	$37,978

At December 31, 2005, the Company had accumulated non-capital losses for Canadian income tax purposes of approximately $10.5 million, which expire as follows:

2006	$331,000
2007	$344,000
2008	$366,000
2009	$568,000
2010	$418,000
2011	$2,403,000
2012	$6,086,000

The Company also has, through its subsidiaries, other tax losses and other deductions carried forward, the amounts of which have been tax benefited and recognized in the financial statements.

12. Related party transactions

All transactions are recorded at the exchange amount.

(a)    Due to related parties in current liabilities consists of:

(in thousands)	2005	2004

Amounts payable to companies owned by a director of the Company	$-	$8
	$-	$8

(b)    Other charges from related parties consist of:

	2005	2004
Management and administrative services	$175,000	$148,800

The services are charged from Namdo Management Services, a company owned by the Chairman of the Company.

13. Segmented information

The Company is currently engaged in one operating segment, mining, exploration and development of mineral properties, primarily in Sweden and in Ireland. Geographic segmented information is as follows:

(in thousands)	2005	2004
Sales
Sweden	$144,443	$39,922
Ireland	47,630	-
	$192,073	$39,922

Total assets
Sweden	$251,575	$327,174
Ireland	155,239	-
	$406,814	$327,174

14. Financial instruments

(a)    Financial risk

There is financial risk that the value of the Company's financial instruments will fluctuate as a result of changes in interest rates and foreign exchange rates, and the degree of volatility of those rates. Lundin Mining has entered into hedging contracts, during the year, with the objective of giving the Company price protection if the prices of the Company's by-products, lead and copper, were to decline. For 2006, 4,000 tonnes of the copper production from Storliden have been hedged through forward contracts at the price $1.74/pound ($3,825/tonne). The Company has also hedged 12,000 tonnes of the lead production from Zinkgruvan and Galmoy for 2006 through an option strategy. The Company has bought put options at the average price $0.39/pound ($864/tonne) and has also sold call options at the average price of $0.49/pound ($1,073/tonne). Approximately 35% of the expected payable copper production for 2006 has been hedged as of December 31, 2005. The corresponding amount for lead is approximately 25%. The Company has no outstanding zinc hedging contracts as of the same date.

The contracts are as follows:

						Total
		Q1-2006	Q2-2006	Q3-2006	Q4-2006	volume
						2006
Copper	Volume
	(tonnes)	1,275	1,300	800	625	4,000

Forward sales	$/pound	1.74	1.74	1.74	1.74
	$/tonne	3,825	3,825	3,825	3,825

Lead	Volume
	(tonnes)	3,000	3,000	3,000	3,000	12,000

Bought Put	$/pound	0.43	0.39	0.37	0.38
Options	$/tonne	940	850	825	840

Sold Call	$/pound	0.50	0.48	0.48	0.49
Options	$/tonne	1,110	1,050	1,050	1,080

The mark-to-market valuation of the outstanding contracts created an unrealized loss for accounting purposes of $2.1 million as of December 31, 2005.

The Company had no outstanding currency hedging contracts as of December 31, 2005.

(b)    Fair values

The fair value of cash, accounts receivable, accounts payable, other current liabilities and the amounts due from and to related parties is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

15. Commitments

The Company is party to certain operating leases and contracts. Future minimum payments under these agreements at December 31, 2005 are as follows:

2006	$993
2007	407
2008	202
2009	3
$1,605

These agreements relate to office rent, office equipments and car leases.

16. Subsequent events

On January 16, 2006 Lundin Mining entered into a financing arrangement with Sunridge Gold Corp. ("Sunridge"), a publicly traded Canadian mining company listed on the TSXV under the symbol "SGC".

Sunridge is currently drilling several advanced exploration projects in Eritrea in northeastern Africa. These projects form part of the Asmara Joint Venture Project in which Sunridge currently holds a 40% interest and has an option to earn a 70% interest. The remaining interest is held by Sub Sahara Resources (Eritrea) Ltd., a subsidiary of Sub-Sahara Resources NL, an Australian public company.

Pursuant to the agreement with Sunridge, Lundin Mining has subscribed for 3,150,000 units of Sunridge by way of a non-brokered, private placement at a price of CAD $1.66 per unit for an investment of CAD $5,229,000. Each unit consists of one common share of Sunridge and one common share purchase warrant. Each warrant is exercisable into one additional common share of Sunridge at a price of CAD$2.07 for a period of two years from the closing of the private placement. Upon the completion of the private placement, Lundin Mining will hold just under 10% of the common shares of Sunridge. This private placement is subject to all regulatory approvals. The securities comprising the units will be subject to a four month hold period from the date of closing.

Upon completion of its investment in Sunridge, Lundin Mining will be entitled to two seats on the board of directors of Sunridge.

17. Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

Had the Company followed US GAAP, certain items on the consolidated statements of operations, and the consolidated balance sheets would have been reported as follows:

	As at	As at
	December 31,	December 31,
	2005	2004
		(Restated –
		Note 2)
Consolidated Balance Sheets	$	$
Assets - Canadian GAAP basis	406,814	327,174
Investments (a)	5,846	4,175
Future income taxes (c)	3,360	—
Assets - US GAAP basis	416,020	331,349

Liabilities - Canadian GAAP basis	162,298	160,826
Future income taxes (a)	1,637	1,169
Non-financial derivative (c)	12,002	—

Liabilities - US GAAP basis	175,937	161,995

Shareholders' Equity - Canadian GAAP basis	244,516	166,348
Unrealized gains on available for sale investments (a)	4,209	3,006
Non-financial derivative loss (c)	(8,642)	—
Shareholders' Equity - US GAAP basis	240,083	169,354

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
		(Restated –
		Note 2)
Consolidated Statements of Operations	$	$

Net income under Canadian GAAP	$29,963	$4,764
Non-financial derivative loss (c)	(8,642)	—
Net income under US GAAP	21,321	4,764
Other comprehensive income
Unrealized gains on available for sale investments (a), net of prior years' gains realized	1,203	3,006
Foreign currency translation adjustments (b)	(25,324)	(164)
Comprehensive (loss) income under US GAAP	(2,800)	7,606

Basic earnings per share, US GAAP	$0.55	$0.21
Diluted earnings per share, US GAAP	$0.55	$0.21

(a)   The Company's investments in public companies are classified as available-for-sale investments under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under US GAAP, these investments are recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income, net of applicable income taxes. The above differences represent the fiscal 2005 unrealized gain on Union Resources Limited shares valued to market at $5,846 and the fiscal 2004 unrealized gain on Silver Wheaton Corp shares valued to market at $4,175.

(b)   Under US GAAP, cumulative translation adjustments are included as a component of other comprehensive income. Under Canadian GAAP, cumulative translation adjustments are presented as a separate line item within shareholders' equity.

(c)    Under US GAAP, the Company has determined that the Silver Wheaton agreement (see Note 7) is a non-financial derivative instrument under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Under US GAAP, this non-financial derivative is required to be recorded at fair value. The above difference represents the mark-to-market loss of $12,002 in 2005 (2004 – nil), before income taxes of $3,360.

(d)    Impact of recent United States accounting pronouncements:

(i)    In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-3, Mining Assets: Impairment and Business Combinations ("EITF 04-3"). EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of the consensus did not have a material impact on the Company's consolidated financial statements.

(ii)   In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants, this standard will have no impact on the Company's consolidated financial statements.

(iii)   In March 2005, the EITF issued EITF 04-6, Accounting for Stripping Costs in the Mining Industry ("EITF 04-6"). The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory costs subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins. EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The adoption of this standard did not have a material effect on the Company's consolidated financial statements

(iv)   In June 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections ("SFAS 154"), a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements.

SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of this standard cannot be determined until such time as the Company makes a change in accounting policy.

(v)   In July 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The cumulative effect adjustment would not apply to those items that would not have been recognized in earnings, such as the effect of adopting FIN 48 on tax positions related to business combinations. The interpretation is effective by the beginning of the first annual period beginning after December 15, 2006, with early adoption permitted. The Company is presently evaluating the impact of this interpretation on the Company's consolidated financial statements.

(vi)  In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and provides expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value; however, it does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and early adoption is permitted. The Company is presently evaluating the impact of this standard on the Company's consolidated financial statements.

(vii)  In September 2006, the FASB issued FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). SFAS 158 represents the completion of the first phase in the FASB's postretirement benefits accounting project and requires an entity to: recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status; measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and; recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

SFAS 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006 and the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer's benefit plans. . The Company is presently evaluating the impact of this standard on the Company's consolidated financial statements.